NO ACT

PE
10-15-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


10013776

October 15, 2010

Act: 1934
Section:
Rule: 14d-11(f) + 14d-10(a)(2)
Public
Availability: October 15, 2010

Daniel S. Sternberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006-1470

Re: Offer by Empresa Brasileira de Telecomunicações S.A.—Embratel for Preferred Shares of Net Serviços de Comunicação S.A.

Dear Mr. Sternberg:

We are responding to your letter dated October 15, 2010 to Michele M. Anderson, Christina E. Chalk and David L. Orlic, as supplemented by conversations with the staff of the Division of Corporation Finance, with regard to your request for exemptive and no-action relief. Our response is attached to the enclosed photocopy of your letter. Each defined term in this letter has the same meaning as in your letter, unless we indicate otherwise.

On the basis of the representations made and the facts presented in your letter, the U.S. Securities and Exchange Commission (the "Commission") hereby grants exemptions from the following rules under the Securities Exchange Act of 1934 (the "Exchange Act"):

- Rule 14d-11(f). The exemption from Rule 14d-11(f) permits the Bidders to offer consideration during the subsequent offering period which differs from the consideration offered during the initial offering period solely by virtue of the incremental interest payment calculated as of the date of the settlement of the Auction through the date of payment, as required under Brazilian law and described in your letter.

- Rule 14d-10(a)(2). The exemption from Rule 14d-10(a)(2) permits the Bidders to pay consideration which will fluctuate during the subsequent offering period because of the incremental interest accrued thereon, and which will vary from the amount paid during the initial offering period solely by virtue of the later payment date in the subsequent offering period, as required by Brazilian law and described in your letter.

Based on the representations made and the facts presented in your letter, the staff of the Division of Corporation Finance will also not recommend enforcement action pursuant to Rule 14e-1(b) under the Exchange Act if the Bidders pay consideration which will fluctuate during the subsequent offering period because of the interest accrued thereon, as required by Brazilian law and described in your letter.

The foregoing exemptions and no-action position are based solely on the representations and the facts presented in your letter, as supplemented by telephone conversations with the staff of the Division of Corporation Finance. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the transaction, including but not limited to the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
pursuant to delegated authority,



Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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Writer's Direct Dial: (212) 225-2630
E-Mail: dsternberg@cgsh.com

October 15, 2010

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:
Ms. Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Christina E. Chalk
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. David L. Orlic
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Re: Empresa Brasileira de Telecomunicações S.A. – EMBRATEL
Combined Schedule TO and Schedule 13E-3 Filed August 30, 2010

Ladies and Gentlemen:

We are writing on behalf of our clients, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL ("Embratel"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), and its parent, Embratel Participações S.A. ("Embrapar"), a corporation organized under the laws of Brazil (together with Embratel, the "Bidders"), in connection with the tender offer for any and all outstanding preferred shares with no par value (the "Preferred Shares"), of Net Serviços de Comunicação S.A. ("Net"), a corporation organized under the laws of Brazil (the "Tender Offer"), as described in the Offer to Purchase dated August 30, 2010 (the "Offer to Purchase") and the related offering materials filed on the same day with the United States Securities and Exchange Commission (the "Commission") on a combined Schedule TO and Schedule 13E-3, as amended (the "Combined Schedule TO"). The Tender Offer is being conducted as a single, unitary offer to all holders of Preferred Shares (including Preferred Shares represented by American Depositary Shares ("ADSs")) in Brazil and the United States, with terms and conditions intended to comply with the applicable regulations of both jurisdictions. In Brazil, the Tender Offer is subject to the regulations of the Securities Commission of Brazil (the *Comissão de Valores Mobiliários* or "CVM"), which is responsible for reviewing the Tender Offer under applicable Brazilian law.

We are hereby requesting on behalf of the Bidders that the Tender Offer be exempted from compliance with Rule 14d-10(a)(2) and Rule 14(d)-11(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to permit payment of interest on the purchase price paid for Preferred Shares purchased on exercise of the post-offer put right described below to the extent required by applicable Brazilian laws and regulations. In addition, we are requesting that the Staff confirm it will not recommend any enforcement action under Rule 14e-1(b), to the extent that Rule 14e-1(b) could be deemed applicable by virtue of any upward adjustment in the price paid on exercise of the post-offer put right, as described below.

The Parties.

Net is a leading multiservice company in the pay-television and broadband internet industries in Brazil. Net is among the largest cable operators in Brazil and in Latin America, based upon the number of subscribers and homes passed.

Net has two classes of capital stock authorized and outstanding: common shares, which have full voting rights, and the Preferred Shares, which have voting rights in only limited circumstances. Globo Comunicações e Participações S.A. and its affiliate, Distel Holdings S.A. ("Globo") together with Embrapar and Embratel owned, directly or indirectly, 99.4% of Net's common shares as of December 31, 2009. Embratel and Embrapar are subsidiaries of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), which is in turn controlled by America Movil, S.A.B. de C.V. ("AMX"). According to Net's 2009 Annual Report on Form 20-F, Net is indirectly controlled by Globo, but Embratel and Embrapar and their affiliates have significant approval and governance rights under shareholders' agreements among Globo, Telmex Internacional, Embratel, Embrapar and GB Empreendimentos e Participações S.A. ("GB"), a special purpose company through which these parties hold Net common shares. GB holds 51% of Net's common shares and Globo, in turn, holds a controlling interest in GB. Current Brazilian regulations require that 51% of the voting rights of Brazilian cable television companies be held by Brazilian persons or by companies controlled by Brazilian persons and AMX and Telmex

Internacional (and their subsidiaries, Embratel and Embrapar) are not currently permitted to own a controlling interest in Net. However, in the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian cable television company, under the agreements with Globo, Embratel and Embrapar, together, would have the right to acquire from Globo, and Globo would have the right to cause Embratel and Embrapar to purchase from Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Embratel and Embrapar, through GB, control over 51% of Net's voting common shares.

The primary trading market for Net's common shares and the Preferred Shares is the BM&FBOVESPA—Bolsa de Valores, Mercadorias e Futuros (the "São Paulo Stock Exchange"). The primary market for Preferred Shares held in the form of ADSs is the NASDAQ Global Market. According to Net's 2009 Annual Report on Form 20-F, as of May 17, 2010, none of Net's outstanding common shares and approximately 68% of the outstanding Preferred Shares, including in the form of ADSs, were held in the United States and as of December 31, 2009 Preferred Shares held in the form of ADSs represented 27% of the Preferred Shares held by public shareholders. As of March 31, 2010, Embratel and Embrapar together directly owned 29,379,149 Preferred Shares, representing 12.9% of the outstanding Preferred Shares.

Pertinent Provisions of Brazilian Law.

The Tender Offer is subject to the regulations promulgated by the CVM and in particular to the CVM's Instruction 361/02 relating to the conduct of tender offers for publicly held companies.

Under Instruction 361/02 a tender offer may be either "mandatory" or "voluntary." The Tender Offer is considered a voluntary offer. Under the Instruction, tender offers made by the "controlling shareholder" (*acionista controlador*) of a public company in Brazil are subject to certain provisions of the Instruction for the protection of public minority shareholders. Although, as described above, Embratel and Embrapar are not the owners of a majority of the voting power in Net and are not considered to be controlling shareholders of Net, in consideration of their substantial ownership and the contractual arrangements between them and Globo looking toward their eventual ownership of a majority of the Net voting power, they concluded that the Tender Offer should comply with the provisions of Instruction 361/02 applicable to a voluntary offers made by a "controlling shareholder." (Instruction 361/02, Art. 31)

Instruction 361/02 requires that all forms of public tender offers be effected by means of an auction on the stock exchange on which the subject securities are listed. (Instruction 361/02, Art. 12.1) The auction must be held on a fixed date disclosed in the public announcement of the tender offer that is not less than 30 and not more than 45 days from the date of the announcement. (Instruction 361/02, Art. 12.1) The auction must be conducted in accordance with the rules of the exchange and the auction procedures must ensure that any price increases during the auction are extended to all shares purchased in the auction and that there is an opportunity for competing bidders to intervene in the auction. (Instruction 361/02, Art. 12.2)

The required announcement of the Tender Offer in Brazil was made on August 5, 2010, was amended in Brazil on August 20, 2010 and again on September 28, 2010 and, in accordance with the applicable Brazilian regulations described above, Embratel purchased all Preferred Shares (including Preferred Shares represented by ADSs) properly presented in a single "auction" transaction conducted on, and in accordance with the rules of, the São Paulo Stock Exchange at 2:00 p.m., New York City time on October 7, 2010 (the "Auction").

One of the applicable provisions of Instruction 361/02 is a requirement that, in the event the offeror acquires through the tender offer more than two-thirds of the publicly-held subject shares[1], the offeror must afford any remaining holder the right to require the offeror to purchase its remaining subject shares, at any time during a three-month period immediately following the date of the auction, at the final price paid in the auction adjusted in the manner provided for by then applicable law.[2] In the case of the Tender Offer, as described in the Offer to Purchase, in the relevant circumstances, Embratel will afford all holders of publicly-held Preferred Shares whose Shares were not purchased in the Auction the right during the requisite three-month period to sell those Shares to Embratel for cash (the "Put Right") at the Tender Offer price (R$23.00 per Preferred Share) plus an upward adjustment from the date of the settlement of the Auction to the date of payment for Preferred Shares purchased pursuant to the Put Right at the monthly Brazilian *Taxa Referencial-TR* . As discussed with the staff of the Commission (the "Staff"), the Bidders believe that the Put Right is substantially equivalent to, and will treat the Put Right as, a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

Discussion of Applicable Exchange Act Rules.

As described above, applicable Brazilian law requires the price paid to purchase shares on exercise of the Put Right to include an upward adjustment from the date of the settlement of the Auction to the date of payment for Preferred Shares purchased pursuant to the Put Right. Thus, the actual price paid for such Preferred Shares will vary depending on the date the Put Right is exercised by any holder. However, any variance in the amount of the adjustment paid on exercise of the Put Right results only from the passage of time between the settlement date of the Auction and the date of payment.

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1 The term "publicly-held shares" (ações em circulação) is defined in Instruction 361/02 to include all outstanding shares other than shares held by the controlling shareholder or its affiliates, or held by the officers and directors of the issuer, or held in treasury. (Art. 3, Item III) For purposes of the Tender Offer, public shareholders includes all shareholders other than (1) Embratel and Embrapar and their affiliates, (2) Globo and GB and their affiliates, and (3) the officers or members of the Board of Directors or Fiscal Counsel (*conselho fiscal*) of Net.

2 Art. 10, Para. 2 of CVM Instruction No. 361/02.

Rule 14d-10(a)(2) provides that no bidder shall make a tender offer unless the consideration paid to any security holder pursuant to the tender offer is the highest consideration paid to any other security holder during such tender offer. The promulgating release indicates that the purpose of Rule 14d-10(a)(2) is to eliminate discriminatory treatment among security holders who may desire to tender their shares. The obligation of Embratel to include the upward adjustment in the price paid to purchase shares on exercise of the Put Right, during the subsequent offering period, would conflict with the provisions of Rule 14d-10(a)(2), as the consideration paid to holders upon exercise of the Put Right would be greater by the amount of the adjustment than the price paid at the end of the initial period of the tender offer and would fluctuate depending on when such Put Right is exercised.

Rule 14d-11(f) requires that the amount of consideration offered during the subsequent offering period be the same as that offered during the initial offering period. By virtue of the requirement under applicable Brazilian law that the price paid to purchase shares on exercise of the Put Right include the upward adjustment at the monthly Brazilian *Taxa Referencial-TR*, this is not permissible under Brazilian law in the context of the Put Right.

As the Commission has recognized, the requirement imposed by Art. 10.2 of CVM Instruction 361/02 that Embratel include an interest adjustment in the price paid on exercise of the Put Right conflicts with the provisions of both Rule 14d-10(a)(2) and Rule 14d-11(f), as the consideration paid to holders upon exercise of the Put Right would be greater than that paid to holders who sold their Preferred Shares in the Auction and would fluctuate depending on when such Put Right is exercised.

The Commission addressed this conflict to an extent in the 2008 amendments to the cross-border tender offer rules, by adopting a rule change to Rule 14d-1(d)(2) to permit bidders in Tier II cross-border tender offers to pay interest on securities tendered during a subsequent offering period where such payment was required under applicable foreign law.[3] The rule change addressed the conflict between the U.S. rules cited above and the laws of certain foreign jurisdictions, notably Germany and Brazil, which mandated the payment of interest during subsequent offer periods. The adopting release for the 2008 amendment indicated that the amendment was intended to codify, for Tier II offers, exemptive relief that had been granted on several earlier occasions.[4] While the Tender Offer is not a Tier II offer and is thus ineligible for the codified relief, the adopting release does not suggest that the amendment was intended to preclude the possibility of future grants of exemptive relief where appropriate on a case-by-case basis. The conflict between Brazilian law and the U.S. rules remains irreconcilable, and we believe the rationale for granting this exemptive relief in connection with U.S./Brazilian offers remains valid in these circumstances.

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[3] Rule 14d-1(d)(2)(vi).

[4] See Embratel Participações S.A. (December 6, 2006) and Telemar Participações S.A. (October 9, 2007). We note that neither of the Brazilian tender offers that were the subject of the grants of exemptive relief cited by the Commission in the adopting release were Tier II offers.

Request for Relief.

On the basis of the foregoing, we respectfully request on behalf of the Bidders that the Tender Offer be exempted from compliance with Rule 14d-10(a)(2) and Rule 14(d)-11(f) of the Exchange Act solely to permit payment of interest on the purchase price paid for Preferred Shares purchased pursuant to the Put Right to the extent required by applicable Brazilian laws and regulations. In addition, to the extent that Rule 14e-1(b) (which prohibits, among other things, an increase or decrease in the consideration offered in a tender offer unless the tender offer remains open for at least ten business days from the date that notice of such change is first published or sent or given to security holders) could be deemed applicable by virtue of the variation in the price paid on exercise of the Put Right due to the inclusion of the required upward adjustment, we are respectfully requesting that the Staff confirm that it will not recommend any enforcement action against Embratel under Rule 14e-1(b).

If you require any further information or have any questions please contact me at (212) 225-2630 or my partner, Nicolas Grabar at (212) 225-2414.

Very truly yours,



Daniel S. Sternberg

cc: Nicolas Grabar
Alberto de Orleans e Bragança (Xavier, Bernardes, Bragança – Sociedade de Advogados)
Empresa Brasileira de Telecomunicações S.A. – EMBRATEL

XAVIER, BERNARDES, BRAGANÇA
Sociedade de Advogados

October 15, 2010

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL
Embratel Participações S.A.
Rua Regente Feijó, 166, Sala 1687-B
Rio de Janeiro, RJ -- Brazil 20060

Ladies and Gentlemen:

We have acted as special Brazilian counsel to Empresa Brasileira de Telecomunicações S.A. – EMBRATEL ("Embratel") and Embratel Participações S.A. ("Embrapar") in connection with the tender offer for any and all outstanding preferred shares with no par value of Net Serviços de Comunicação S.A., as described in the Offer to Purchase dated August 30, 2010 and the related offering materials filed on the same day with the United States Securities and Exchange Commission (the "Commission") on a combined Schedule TO and Schedule 13E-3, as amended (the "Combined Schedule TO").

In such capacity, we have reviewed the letter requesting exemptive and no action relief from the provisions of Rules 14d-10(a)(2), 14(d)-11(f) and 14e-1(b) under the Securities Exchange Act of 1934, as amended, prepared by Cleary Gottlieb Steen & Hamilton LLP and dated as of October 7, 2010, and confirm that in our opinion the descriptions of Brazilian law and takeover regulations contained therein are accurate and complete in all material respects, for the purpose of the exemptive relief request letter.

The foregoing confirmation is limited to matters involving the laws of Brazil and is not to be read as extending by implication to any other matters not referred to herein.

We hereby consent to the inclusion of this letter with any request for relief submitted by you to the Commission in connection with the Combined Schedule TO.

The contents of this letter may not be quoted or referred to in any public document or filed with anyone except as provided herein.

Very truly yours,



Xavier Bernardes Bragança, *Sociedade de Advogados*

By: Alberto de Orleans e Bragança